

Mail Stop 4631   August 11, 2016

Via E-mail
Peter Ganz
Senior Vice President, General Counsel and Secretary
Ashland Inc.
50 E. RiverCenter Boulevard
P.O. Box 391
Covington, KY 41012

> **Re:**   **Valvoline Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 29, 2016**
> **File No. 333-211720**

Dear Mr. Ganz:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

Management's Discussion and Analysis, page 52
Financial Position, Liquidity, and Capital Resources, page 74

1.   We note you entered into a senior secured term loan facility providing you up to $875.0 million of borrowings and a senior secured revolving credit facility providing you up to $450.0 million of borrowing capacity. Further, we note you issued senior unsecured notes in an aggregate principal amount of $375.0 million. Please expand your disclosure to include the terms, covenants, and other significant provisions of these debt facilities.

Executive Compensation, page 107
Summary Compensation Table, page 132

2.   We note your supplemental response to comment 3 in our letter dated July 20, 2016, but remain unpersuaded that Valvoline does not need to provide executive compensation for fiscal years 2013 and 2014. Regulation S-K C&DI 217.03 does not appear to apply here because it is for the specific situation where "officers of the subsidiary previously were officers of the parent" and Mr. Mitchell is the only Valvoline officer that was previously an officer of Ashland. Further, Regulation S-K C&DI 217.01 provides clarification of the scope of Instruction 1 to Item 402(c) of Regulation S-K and applies here because even though the assets Valvoline holds post-separation will not be identical to the ones held pre-separation, Valvoline will not be a new company consisting of several different operating segments of Ashland, nor will it have new management. Please revise accordingly.

Peter Ganz
Ashland Inc.
August 11, 2016
Page 2

You may contact Tracie Mariner, Staff Accountant at 202-551-3744 or Terence O'Brien, Accounting Branch Chief at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or Craig Slivka, Special Counsel at 202-551-3729 with any other questions.

Sincerely,

/s/ Terence O'Brien for

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: <u>Via E-mail</u>
        Andrew Pitts
        Cravath, Swaine & Moore LLP